SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                    Three Year Period ending January 30, 2008

                    FORM U-12 (I) - B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12 (i) of the Public Utility Holding Company Act of 1935, as Amended ("PUHCA"), and Rule 71 thereunder by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

1. Name and business address of persons filing statement.

         Heller Ehrman White & McAuliffe LLP ("HEWM"), 1666 K Street, N.W., Suite 300, Washington, D.C. 20006-1228 and 701 Fifth Avenue, Suite 6100, Seattle, WA 98104. HEWM has additional offices that may provide services to American Electric Power Company, Inc. or its subsidiaries covered by Section 12(i) of the Public Utility Holding Company Act of 1935.

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule 71.

         Becky Bruner and other attorneys at HEWM.

3. Registered holding company and subsidiary companies by which the undersigned is regularly employed or retained.

         American Electric Power Service Corp. and its subsidiaries.

4. Position or relationship in which the undersigned is employed or retained by American Electric Power Company, Inc. or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

         Attorneys;  provide  legal  counsel and  representation  in  regulatory
proceedings   before  the  Federal  Energy  Regulatory   Commission  and  review
proceedings before the federal appellate courts.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

         Salary or other compensation:

                            to be          Person or company from
Name of       received      received       whom received or to be
Recipient        (a)          (b)          received

HEWM                      See 5(b) below   American Electric Power Service Corp.

(b) Basis for compensation if other than salary.

       hourly fees and disbursements

6. (to be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or other person in item 2, above, during the calendar year in connection with activities described in item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: (b) Itemized list of all other expenses:

January 21, 2005                                    /s/ Becky Bruner
Date                                                 Becky Bruner